EXPENSE LIMITATION AGREEMENT
CORGI MONEY MARKET ETF

This Expense Limitation Agreement (this “Agreement”) is entered into by Corgi ETF Trust I (the “Trust”), on behalf of Corgi Money Market ETF (the “Fund”), and Corgi Strategies, LLC (the “Adviser”), effective upon execution by both parties, but no earlier than the effective date of the Board’s approval of this Agreement (the
“Effective Date”).

WHEREAS, the Adviser serves as investment adviser to the Fund under the Investment Advisory Agreement between the Trust and the Adviser, as amended (the “Advisory Agreement”), which provides for an annual unitary advisory fee of 0.15% of the Fund’s average daily net assets; and

WHEREAS, the Adviser desires to contractually waive a portion of that fee to reduce the net annual advisory fee payable by the Fund to 0.10%;

NOW, THEREFORE, the parties agree as follows:

1. Contractual Fee Waiver.

Beginning on the Effective Date, the Adviser shall waive advisory fees equal to 0.05% (5 basis points) of the
Fund’s average daily net assets per annum. The gross contractual unitary advisory fee remains 0.15% (15 basis points), and the net advisory fee after this waiver is 0.10% (10 basis points) per annum. The waiver shall be accrued daily using the same asset base and day-count convention used to calculate the advisory fee and applied against each advisory fee payment.

2. Scope; No Recoupment.

This Agreement provides a fixed advisory fee waiver. It does not impose a cap on total annual fund operating expenses or alter the expenses excluded from the Adviser’s unitary fee obligations under the Advisory
Agreement. All other services and expense-bearing obligations of the Adviser remain unchanged. The Adviser irrevocably waives any right to recoup or obtain reimbursement of fees waived under this Agreement.

3. Duration and Termination.

This Agreement has no fixed termination date and shall continue indefinitely unless terminated in accordance with this Section 3. The Agreement may not be terminated, and the waiver may not be reduced, through October 13, 2027 (the “Minimum Commitment Period”). After the Minimum Commitment Period, this Agreement may be terminated only by the Board of Trustees, or with its consent, upon not less than thirty (30) days’ prior written notice to the Adviser. Such notice may be given only after the Minimum Commitment Period has ended. The Adviser has no unilateral right to terminate this Agreement. Notwithstanding the foregoing, this Agreement shall terminate automatically upon termination of the Advisory Agreement with respect to the Fund; such automatic termination is not subject to the Minimum Commitment Period or the thirty (30) day notice requirement.

4. Administration and Disclosure.

The Trust shall notify its administrator of this Agreement and arrange for appropriate accruals, fee-table disclosure, and related filings. The Trust and the Adviser shall retain records of the waiver. The Trust shall ensure that the minimum commitment date and termination provisions disclosed in the Fund’s prospectus and statement of additional information are consistent with Section 3.

5. Amendments; Governing Law.

Any amendment must be in writing, executed by both parties, and approved by the Board of Trustees. No amendment may reduce the waiver during the minimum commitment period specified in Section 3. This
Agreement is governed by Delaware law, subject to applicable federal securities law, and may be executed in counterparts and by electronic signature. Except for the waiver expressly provided herein, the Advisory
Agreement remains unchanged.

IN WITNESS WHEREOF, the parties have executed this Agreement through their duly authorized officers.

CORGI ETF TRUST I, on behalf of Corgi Money Market ETF

By: /s/ Emily Z. Yuan

Name: Emily Z. Yuan
Title: President; Principal Executive Officer

Date:	2026-10-13

CORGI STRATEGIES, LLC

By: /s/ Isaac Hargett

Name: Isaac Hargett
Title: President and CEO

Date:	2026-10-13